Registration Statement No. 333-196387
Filed Pursuant to Rule 433
Subject to Completion, dated June 29, 2015
Pricing Supplement to the Prospectus dated June 27, 2014, the Prospectus Supplement dated June 27, 2014 and the Product Supplement dated June 30, 2014

Senior Medium-Term Notes, Series C
Bullish Enhanced Return Notes, due October 6, 2016
Each Linked to a Single Index
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This pricing supplement relates to more than one note offering. Each issue of the notes is linked to one, and only one, Underlying Asset named below. You may participate in any of the offerings individually or, at your election, in both of the offerings. This pricing supplement does not, however, allow you to purchase a single note linked to a basket of the Underlying Assets below.

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The notes are designed for investors who seek a 300% leveraged positive return based on any appreciation in the level of the applicable Underlying Asset. Investors should be willing to accept a payment at maturity that is capped at the applicable Maximum Redemption Amount (as defined below), be willing to forgo periodic interest, and be willing to lose 1% of their principal amount for each 1% that the level of the applicable Underlying Asset decreases from its level on the pricing date.

•	Investors in the notes may lose up to 100% of their principal amount at maturity.
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The maximum return at maturity will be equal to the product of the Upside Leverage Factor of 300% and the applicable Cap. Accordingly, the Maximum Redemption Amount will be $[1,198 – 1,228] for each $1,000 in principal amount as to the notes linked to the EURO STOXX 50® Index, and $[1,175 – 1,205] per $1,000 in principal amount as to the notes linked to the Russell 2000® Index.

•	The offerings are expected to price on or about July 2, 2015, and the notes are expected to settle through the facilities of The Depository Trust Company on or about July 8, 2015.
•	The notes are scheduled to mature on or about October 6, 2016.
•	Any payment at maturity is subject to the credit risk of Bank of Montreal.
•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.
•	The notes will not be listed on any securities exchange.
•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
Common Terms for Each of the Notes:
Pricing Date: On or about July 2, 2015	Valuation Date: On or about October 3, 2016
Settlement Date: On or about July 8, 2015	Maturity Date: On or about October 6, 2016
Term of the Notes: Approximately 15 months
Specific Terms for Each of the Notes:
Underlying Asset	Upside Leverage Factor	Cap	Maximum Redemption Amount	Initial Level*	CUSIP	Principal Amount	Price to Public	Agent’s Commission	Proceeds to Bank of Montreal
EURO STOXX 50® Index (SX5E)	300%	[6.60-7.60]%	$[1,198-1,228]		06366RR72		100%	0.50%	99.50% US$●
Russell 2000® Index (RTY)	300%	[5.8333-6.8333]%	$[1,175-1,205]		06366RR80		100%	0.50%	99.50% US$●
  * The actual Initial Level for each note will be set on the pricing date.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and “Risk Factors” section beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
On the date of this preliminary pricing supplement, assuming that each of the notes is priced at the low end of the Cap ranges set forth above, the estimated initial value of the notes is $985.10 per $1,000 in principal amount as to the notes linked to SX5E, and $985.20 per $1,000 in principal amount as to the notes linked to RTY. The estimated initial value of the notes on the pricing date may differ from this value but will not be less than $970 per $1,000 in principal amount in each case. However, as discussed in more detail in this pricing supplement, the actual value of each of the notes at any time will reflect many factors and cannot be predicted with accuracy.
BMO CAPITAL MARKETS

Key Terms of Each of the Notes:

General:
This pricing supplement relates to more than one offering of notes. Each offering is a separate offering of notes linked to one, and only one, Underlying Asset. If you wish to participate in both offerings, you must separately purchase the applicable notes. The notes offered by this pricing supplement do not represent notes linked to a basket of the Underlying Assets.

Payment at Maturity:
If the Percentage Change is greater than or equal to the applicable Cap, the payment at maturity for each $1,000 in principal amount of the notes will equal the applicable Maximum Redemption Amount.

If the Percentage Change is positive but is less than the applicable Cap, then the payment at maturity for each $1,000 in principal amount of the notes will be calculated as follows:

Principal Amount + [Principal Amount × (Percentage Change × Upside Leverage Factor)]

If the Percentage Change is zero or negative, then the payment at maturity will be calculated as follows:

Principal Amount + [Principal Amount × Percentage Change]

If the Percentage Change is negative, investors will lose some or all of the principal amount of the notes.

Initial Level:	The closing level of the applicable Underlying Asset on the Pricing Date.

Final Level:	The closing level of the applicable Underlying Asset on the Valuation Date.

Percentage Change:	Final Level – Initial Level, expressed as a percentage. Initial Level

Pricing Date:	On or about July 2, 2015.

Settlement Date:	On or about July 8, 2015, as determined on the Pricing Date.

Valuation Date:	On or about October 3, 2016, as determined on the Pricing Date.

Maturity Date:	On or about October 6, 2016, as determined on the Pricing Date.

Automatic Redemption:	Not applicable.

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

Key Terms of the Notes Linked to the EURO STOXX 50® Index:

Underlying Asset:	The EURO STOXX 50® Index (Bloomberg Symbol: SX5E). See the section below entitled “The Underlying Assets— The EURO STOXX 50® Index” for additional information about this Underlying Asset.

Upside Leverage Factor:	300%

Cap:	[6.60 – 7.60]% (to be determined on the Pricing Date)

Maximum Redemption Amount:	$[1,198 – 1,228] (to be determined on the Pricing Date)

CUSIP:	06366RR72

Key Terms of the Notes Linked to the Russell 2000® Index:

Underlying Asset:	The Russell 2000® Index (Bloomberg Symbol: RTY). See the section below entitled “The Underlying Assets— The Russell 2000® Index” for additional information about this Underlying Asset.

Upside Leverage Factor:	300%

Cap:	[5.8333 – 6.8333]% (to be determined on the Pricing Date)

Maximum Redemption Amount:	$[1,175 – 1,205] (to be determined on the Pricing Date)

CUSIP:	06366RR80

The Pricing Date and the Settlement Date are subject to change.  The actual Pricing Date, Settlement Date, Valuation Date, Maturity Date and the Initial Level for each of the notes will be set forth in the final pricing supplement.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated June 30, 2014, the prospectus supplement dated June 27, 2014 and the prospectus dated June 27, 2014.  This pricing supplement, together with the documents listed below, contains the terms of each of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated June 30, 2014:
https://www.sec.gov/Archives/edgar/data/927971/000121465914004751/f626140424b5.htm

•	Prospectus supplement dated June 27, 2014:
http://www.sec.gov/Archives/edgar/data/927971/000119312514254915/d750935d424b5.htm

•	Prospectus dated June 27, 2014:
http://www.sec.gov/Archives/edgar/data/927971/000119312514254905/d749601d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

We have filed a registration statement (including a prospectus) with the SEC for the offerings to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents free of charge by visiting the SEC’s website at http://www.sec.gov. Alternatively, we will arrange to send to you the prospectus (as supplemented by the prospectus supplement and product supplement) if you request it by calling our agent toll-free at 1-877-369-5412.

Selected Risk Considerations

   An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the Underlying Assets.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

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Your investment in the notes may result in a loss. — You may lose some or all of your investment in the notes. The payment at maturity will be based on the Final Level, and whether the Final Level of the Underlying Asset on the Valuation Date has declined from the Initial Level. You will lose 1% of the principal amount of your notes for each 1% that the Final Level is less than the Initial Level. Accordingly, you could lose up to 100% of the principal amount of the notes.

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Your return on the notes is limited to the applicable Maximum Redemption Amount, regardless of any appreciation in the level of the applicable Underlying Asset. — You will not receive a payment at maturity with a value greater than the applicable Maximum Redemption Amount per $1,000 in principal amount of the notes. This will be the case even if the Percentage Change of the applicable Underlying Asset exceeds the applicable Cap.

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of securities included in the Underlying Assets on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the levels of the Underlying Assets and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Assets. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

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Our initial estimated value of the notes will be lower than the price to public. — Our initial estimated value of each of the notes is only an estimate, and is based on a number of factors. The price to public of each of the notes will exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value. These costs include the underwriting discount and selling concessions, the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations. The initial estimated value of each of the notes may be as low as the applicable amount indicated on the cover page of this pricing supplement.

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Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this preliminary pricing supplement is, and our estimated value as determined on the pricing date will be, derived using our internal pricing models.  This value is based on market conditions and other relevant factors, which include volatility of the applicable Underlying Asset, dividend rates and interest rates.  Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value.  In addition, market conditions and other relevant factors after the pricing date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect.  After the pricing date, the value of each of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement.  The value of each of the notes after the pricing date is not expected to correlate with one another. These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions.  Our initial estimated values do not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

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The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we will use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

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Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public. This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the agent’s commission and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs. As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public. Any sale that you make prior to the maturity date could result in a substantial loss to you.

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You will not have any shareholder rights and will have no right to receive any securities included in the applicable Underlying Asset at maturity. — Investing in your notes will not make you a holder of any shares of any company included in either of the Underlying Assets. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to those securities.

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Changes that affect the Underlying Asset will affect the market value of the notes and the amount you will receive at maturity. — The policies of STOXX Limited (“STOXX”), the sponsor of the EURO STOXX 50® Index, and Russell Investments (“Russell”), the sponsor of Russell 2000® Index (each, an “Index Sponsor”), concerning the calculation of the applicable Underlying Asset, additions, deletions or substitutions of the components of the applicable Underlying Asset and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the applicable Underlying Asset and, therefore, could affect the level of the applicable Underlying Asset, the amount payable on the notes at maturity, and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if the applicable Index Sponsor changes these policies, for example, by changing the manner in which it calculates the applicable Underlying Asset, or if it discontinues or suspends the calculation or publication of the applicable Underlying Asset.

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We have no affiliation with any Index Sponsor and will not be responsible for any actions taken by any Index Sponsor. —None of the Index Sponsors is an affiliate of ours or will be involved in any offerings of the notes in any way. Consequently, we have no control over the actions of any Index Sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The Index Sponsors have no obligation of any sort with respect to the notes. Thus, the Index Sponsors have no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes. None of our proceeds from any issuance of the notes will be delivered to any Index Sponsor.

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Lack of liquidity. — The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

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Hedging and trading activities. — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling securities included in the applicable Underlying Asset, or futures or options relating to the applicable Underlying Asset, or other derivative instruments with returns linked or related to changes in the performance of the applicable Underlying Asset or securities included in the applicable Underlying Index. We or our affiliates may also engage in trading relating to the applicable Underlying Asset from time to time. Any of these hedging or trading activities on or prior to the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

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Many economic and market factors will influence the value of the notes. — In addition to the level of the applicable Underlying Asset and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

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You must rely on your own evaluation of the merits of an investment linked to the applicable Underlying Asset. — In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the levels of the Underlying Assets or the prices of securities included in the Underlying Assets. One or more of our affiliates have published, and in the future may publish, research reports that express views on Underlying Assets or these securities. However, these views are subject to change from time to time. Moreover, other professionals who deal in the markets relating to the Underlying Assets at any time may have significantly different views from those of our affiliates. You are encouraged to derive information concerning the Underlying Assets from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

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Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of the notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

Additional Risks Relating to the EURO STOXX 50® Index

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An investment in the notes linked to the EURO STOXX 50® Index is subject to risks associated with foreign securities markets. — The EURO STOXX 50® Index tracks the value of certain European equity securities. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets comprising the EURO STOXX 50® Index may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in Europe are subject to political, economic, financial and social factors that apply in that market.  These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in European economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to European companies or investments in European equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region.  Moreover, European economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

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An investment in the EURO STOXX 50® Index is subject to foreign currency exchange rate risk. — The securities composing the EURO STOXX 50® Index are traded in euros. The value of the notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the euro, however any currency fluctuations could affect the level of the EURO STOXX 50® Index. Accordingly, the market value of the notes and the payments on the notes could be adversely affected as a result of such exchange rate fluctuations.

Additional Risks Relating to the Russell 2000® Index

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An investment in the Russell 2000® Index is subject to risks associated in investing in stocks with a small market capitalization. — The Russell 2000® Index consists of stocks issued by companies with relatively small market capitalizations. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies. As a result, the level of this index may be more volatile than that of a market measure that does not track solely small-capitalization stocks. Stock prices of small-capitalization companies are also generally more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, and be less attractive to many investors if they do not pay dividends. In addition, small capitalization companies are typically less well-established and less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of those individuals. Small capitalization companies tend to have lower revenues, less diverse product lines, smaller shares of their target markets, fewer financial resources and fewer competitive strengths than large-capitalization companies. These companies may also be more susceptible to adverse developments related to their products or services.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on a $1,000 investment in the notes. The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000. The hypothetical total returns set forth below are based on a hypothetical Initial Level of 1,000.00, the Upside Leverage Factor of 300%, a hypothetical Cap of 6.333%, and a hypothetical Maximum Redemption Amount of $1,190. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Hypothetical Percentage Change	Hypothetical Return on the Notes
0.00	-100.00%	-100.00%
500.00	-50.00%	-50.00%
700.00	-30.00%	-30.00%
800.00	-20.00%	-20.00%
900.00	-10.00%	-10.00%
950.00	-5.00%	-5.00%
980.00	-2.00%	-2.00%
1,000.00	0.00%	0.00%
1,020.00	2.00%	6.00%
1,040.00	4.00%	12.00%
1,050.00	5.00%	15.00%
1,063.33	6.333%	19.00%
1,250.00	25.00%	19.00%
1,500.00	50.00%	19.00%
2,000.00	100.00%	19.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The level of the Underlying Asset decreases from the hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 700.00, representing a Percentage Change of -30%.  Because the Percentage Change is negative, the investor receives a payment at maturity of $700 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x -30%] = $700

Example 2: The level of the Underlying Asset increases from the hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 1,050.00, representing a Percentage Change of 5%.  Because the hypothetical Final Level of 1,050.00 is greater than the Initial Level and the Percentage Change of 5% does not exceed the hypothetical Cap, the investor receives a payment at maturity of $1,150 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (5% x 300%)] = $1,150

Example 3: The level of the Underlying Asset increases from the hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 1,500.00, representing a Percentage Change of 50%.  Because the hypothetical Final Level of 1,500.00 is greater than the Initial Level and the Percentage Change of 50% exceeds the hypothetical Cap, the investor receives a payment at maturity of $1,190 in principal amount of the notes, the Maximum Redemption Amount.

U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or each additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will receive a commission from BMOCM, which will not exceed the maximum commission set forth on the cover page. This commission will include a selling concession of up to 1.6% of the principal amount that will be paid to one or more dealers in connection with the distribution of the notes.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of any of the notes and to reject orders in whole or in part. You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of any of the notes as a recommendation of the merits of acquiring an investment linked to the Underlying Asset or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use the final pricing supplement relating to the notes in market-making transactions in any notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, the final pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the underwriting discount and selling concessions paid in connection with the offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of each of the notes on the date of this preliminary pricing supplement, and that will be set forth on the cover page of the final pricing supplement relating to the notes, equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The value of these derivative transactions are derived from our internal pricing models.  These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors.  As a result, the estimated initial value of each of the notes on the pricing date will be determined based on market conditions at that time.

The Underlying Assets

All disclosures contained in this pricing supplement regarding the Underlying Assets, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the applicable Index Sponsor. The Index Sponsors, who own the copyright and all other rights to the applicable Underlying Asset, have no obligation to continue to publish, and may discontinue publication of, the Underlying Assets. The consequences of an Index Sponsor discontinuing publication of an Underlying Asset are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes—Unavailability of the Level of the Underlying Asset on a Valuation Date.” Neither we nor BMO Capital Markets Corp. accepts any responsibility for the calculation, maintenance or publication of the Underlying Asset or any successor index.

The EURO STOXX 50® Index

The EURO STOXX 50® was created by STOXX, a joint venture between Deutsche Börse AG and SIX Group AG.  Publication of the EURO STOXX 50® began in February 1998, based on an initial Index level of 1,000 at December 31, 1991. On March 1, 2010, STOXX announced the removal of the “Dow Jones” prefix from all of its indices, including the EURO STOXX 50®. Additional information about the EURO STOXX 50® is available on the STOXX Limited website: http://www.stoxx.com.  However, information included in that website is not included or incorporated by reference in this pricing supplement.

EURO STOXX 50® Composition and Maintenance

For each of the 19 EURO STOXX regional supersector indices, the stocks are ranked in terms of free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding supersector index.  If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All current stocks in the index are then added to the selection list.  All of the stocks on the selection list are then ranked in terms of free-float market capitalization to produce the final index selection list.  The largest 40 stocks on the selection list are selected; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60; if the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks. In exceptional cases, STOXX’s management board can add stocks to and remove them from the selection list.

The index stocks are subject to a capped maximum index weight of 10%, which is applied on a quarterly basis.

The EURO STOXX 50® is composed of 50 component stocks of market sector leaders from within the 19 EURO STOXX® Supersector indices, which represent the Eurozone portion of the STOXX Europe 600® Supersector indices.  The index stocks have a high degree of liquidity and represent the largest companies across a wide range of market sectors.

Composition and Maintenance of the EURO STOXX 50®

The composition of the EURO STOXX 50® is reviewed annually, based on the closing stock data on the last trading day in August.  Changes in the composition of the EURO STOXX 50® are made to ensure that it includes the 50 market sector leaders from within the EURO STOXX Index.

The free float factors for each component stock used to calculate the EURO STOXX 50®, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The EURO STOXX 50® is subject to a “fast exit rule.”  The index stocks are monitored for any changes based on the monthly selection list ranking.  A stock is deleted from the EURO STOXX 50® if: (a) it ranks 75 or below on the monthly selection list and (b) it has been ranked 75 or below for a consecutive period of two months in the monthly selection list.  The highest-ranked stock that is not already an index stock will replace it.  Changes will be implemented on the close of the fifth trading day of the month, and are effective the next trading day.

The EURO STOXX 50® is also subject to a “fast entry rule.”  All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added, if (a) it qualifies for the latest STOXX blue-chip selection list generated end of February, May, August or November and (b) it ranks within the “lower buffer” on this selection list.

The EURO STOXX 50® is also reviewed on an ongoing basis.  Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the EURO STOXX 50® composition are immediately reviewed.  Any changes are announced, implemented, and effective in line with the type of corporate action and the magnitude of the effect.

Calculation of the EURO STOXX 50® Index

The EURO STOXX 50® is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the index stocks against a fixed base quantity weight.  The formula for calculating the EURO STOXX 50® value can be expressed as follows:

Index = free float market capitalization of the index at the time divisor of the index at the time

The “free float market capitalization of the index” is equal to the sum of the products of the closing price, number of shares, free float factor and the weighting cap factor for each component company as of the time that the EURO STOXX 50® is being calculated.

The divisor of the EURO STOXX 50® is adjusted to maintain the continuity of the EURO STOXX 50®’s values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.

License Agreement

We have entered into a non-exclusive license agreement with STOXX, which grants us a license in exchange for a fee to use the EURO STOXX 50® in connection with the issuance of certain securities, including the notes.

STOXX and its licensors (the “Licensors”) have no relationship with us or BMOCM, other than the licensing of the EURO STOXX 50® and the related trademarks for use in connection with the notes.

STOXX and its Licensors do not:

•	sponsor, endorse, sell or promote the notes.

•	recommend that any person invest in the notes or any other securities.

•	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.

•	have any responsibility or liability for the administration, management or marketing of the notes.

•	consider the needs of the notes or the owners of the notes in determining, composing or calculating the EURO STOXX 50® or have any obligation to do so.

STOXX and it Licensors will not have any liability in connection with the notes.  Specifically,

•	STOXX and its Licensors do not make any warranty, express or implied, and disclaim any and all warranty about:

▪	the results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the EURO STOXX 50® and the data included in the EURO STOXX 50®;

▪	the accuracy or completeness of the EURO STOXX 50® and its data;

▪	the merchantability and the fitness for a particular purpose or use of the EURO STOXX 50® or its data;

•	STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the EURO STOXX 50® or its data; and

•	any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX knows that they might occur.

The licensing agreement among us, BMOCM and STOXX is solely for the benefit of the parties thereto and not for the benefit of the owner of the notes or any other third parties.

The Russell 2000® Index

We have derived all information contained in this pricing supplement regarding the Russell 2000® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The information reflects the policies of, and is subject to change by, Russell. Russell has no obligation to continue to publish, and may discontinue publication of, the index. None of us, the calculation agent, or any selling agent accepts any responsibility for the calculation, maintenance, or publication of the Russell 2000® Index or any successor index.

Russell began dissemination of the Russell 2000® Index (Bloomberg L.P. index symbol “RTY”) on January 1, 1984 and calculates and publishes this Underlying Asset. The Russell 2000® Index was set to 135 as of the close of business on December 31, 1986. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the Russell 2000® Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The Russell 2000® Index is determined, comprised, and calculated by Russell without regard to the notes.

Selection of Stocks Comprising the Russell 2000® Index

All companies eligible for inclusion in the Russell 2000® Index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”). Using the HCIs, Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. Russell uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the Russell 2000® Index must trade on a major U.S. exchange. Bulletin board, pink-sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion.

An important criteria used to determine the list of securities eligible for the Russell 2000® Index is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. If multiple share classes exist, Russell will determine a primary trading vehicle, and the price of that primary trading vehicle (usually the most liquid) is used to calculate market capitalization.

Companies with a total market capitalization of less than $30 million are not eligible for the Russell 2000® Index. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the Russell 2000® Index. Royalty trusts, limited liability companies, closed-end investment companies (business development companies are eligible), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion.

Annual reconstitution is a process by which the Russell 2000® Index is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the last trading day of May of each year, Russell reconstitutes the composition of Russell 2000® Index using the then existing market capitalizations of eligible companies. Reconstitution of the Russell 2000® Index occurs on the last Friday in June or, when the last Friday in June is the 28th, 29th, or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the Russell 2000® Index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution. After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

License Information

“Russell 2000®” and “Russell 3000®” are trademarks of Russell and have been licensed for use by us.

The notes are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Russell's publication of the Russell 2000® Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Russell's only relationship to the Issuer is the licensing of certain trademarks and trade names of Russell and of the Russell 2000® Index which is determined, composed and calculated by Russell without regard to the Issuer or the notes. Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON .OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED HEREIN WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Historical Performances of the Underlying Assets

The following tables set forth the quarter-end high and low closing levels for each Underlying Asset from the first quarter of 2011 through June 25, 2015.

The historical levels of the Underlying Assets are provided for informational purposes only. You should not take the historical levels of the applicable Underlying Asset as an indication of its future performance, which may be better or worse than the levels set forth below.

Closing Levels of the EURO STOXX 50® Index

		High	Low
2011	First Quarter	3,068.00	2,721.24
	Second Quarter	3,011.25	2,715.88
	Third Quarter	2,875.67	1,995.01
	Fourth Quarter	2,476.92	2,090.25

2012	First Quarter	2,608.42	2,286.45
	Second Quarter	2,501.18	2,068.66
	Third Quarter	2,594.56	2,151.54
	Fourth Quarter	2,659.95	2,427.32

2013	First Quarter	2,749.27	2,570.52
	Second Quarter	2,835.87	2,511.83
	Third Quarter	2,936.20	2,570.76
	Fourth Quarter	3,111.37	2,902.12

2014	First Quarter	3,172.43	2,962.49
	Second Quarter	3,314.80	3,091.52
	Third Quarter	3,289.75	3,006.83
	Fourth Quarter	3,277.38	2,874.65

2015	First Quarter	3,731.35	3,007.91
	Second Quarter (through June 25, 2015)	3,828.78	3,428.76

Closing Levels of the Russell 2000® Index

		High	Low
2011	First Quarter	843.549	773.184
	Second Quarter	865.291	777.197
	Third Quarter	858.113	643.421
	Fourth Quarter	765.432	609.490

2012	First Quarter	846.129	747.275
	Second Quarter	840.626	737.241
	Third Quarter	864.697	767.751
	Fourth Quarter	852.495	769.483

2013	First Quarter	953.068	872.605
	Second Quarter	999.985	901.513
	Third Quarter	1,078.409	989.535
	Fourth Quarter	1,163.637	1,043.459

2014	First Quarter	1,208.651	1,093.594
	Second Quarter	1,192.964	1,095.986
	Third Quarter	1,208.150	1,101.676
	Fourth Quarter	1,219.109	1,049.303

2015	First Quarter	1,266.373	1,154.709
	Second Quarter (through June 25, 2015)	1,295.799	1,215.417